Exhibit 99.6

Trust Company of Canada
January 10, 2005	100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-800-663-9097
To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Securities Division, Saskatchewan Financial Services Commission
The Toronto Stock Exchange
U. S. Securities and Exchange Commission
The NASDAQ Stock Market	www.computershare.com	Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

Dear Sirs:

Subject:        Tesma International Inc.

We confirm that the following English materials were sent by pre-paid mail on January 10, 2005 to the registered holders of Class A of the Corporation:

1.	Notice of Special Meeting of Holders of Class A Subordinate Voting Shares/Management Information Circular/Proxy Statement
2.	Class A Subordinate Voting Shares Proxy
3.	Letter of Transmittal and Cash Election Form
4.	Notice of Guaranteed Delivery
5.	Return Envelope
6.	Security Return Envelope

We further confirm that copies of the above-mentioned materials items 1 to 5 were sent by courier on January 10, 2005 to each Intermediary holding Class A Shares of the Corporation who responded to the search procedures in compliance with current securities legislation requirements.

In compliance with regulations made under the Securities Act, we are providing this confirmation to you our capacity as agent for the subject Corporation.

Yours truly,

(Signed)
Mirium Harryman
Client Services, Administrator
 Stock Transfer Services
(416) 263-9463
(416) 981-9800